Net Serviços de Comunicação S.A.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders of

Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.)

We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) as of June 30, 2002 and the related condensed consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2002 and 2001 and the condensed consolidated statements of stockholders’ equity for the six-month period ended June 30, 2002 and of comprehensive loss for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) as of December 31, 2001, and the related consolidated statements of operations, cash flows and stockholders’ equity for the year then ended (not presented herein) and in our report dated February 28, except for Note 24 as to which the date is March 12, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST YOUNG

Auditores Independentes S.C.

Pedro L. Siqueira Farah Partner Sao Paulo, Brazil August 14, 2002

Net Serviços de Comunicação S.A.

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of United States dollars, except number of shares and per share amounts)

June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	US$ **16,583**	US$ 12,474
Trade accounts receivable, net of allowance for doubtful accounts of $ 9,041 and $10,011 as of of June 30, 2002 and December 31,2001	**43,127**	44,729
Income tax recoverable	**1,090**	10,123
Prepaid expenses and other assets	**9,440**	10,228
Total current assets	**70,240**	77,554
Property and equipment, net	**458,659**	591,341
Investments in and advances to equity investees	**3,584**	3,198
Goodwill on acquisition of consolidated subsidiaries, net	**275,954**	703,293
Deferred income and tax recoverable	**3,583**	5,893
Other long-term assets	**41,741**	44,527
Total assets	US$ **853,761**	US$ 1,425,806
Liabilities and stockholders' equity		
Current liabilities		
Trade accounts payable	US$ **37,331**	US$ 50,363
Accounts payable to programmers	**23,304**	32,774
Income taxes payable	**78**	492
Sales taxes	**25,071**	20,704
Payroll and related charges	**16,059**	13,320
Short-term debt	**79,914**	94,339
Current portion of long-term debt	**135,946**	185,098
Deferred subscription revenue	**16,973**	13,035
Interest payable	**21,311**	13,103
Other payables and accrued expenses	**9,254**	10,683
Total current liabilities	**365,241**	433,911
Long-term liabilities		
Long-term debt, less current portion	**354,683**	413,055
Due to related companies	**978**	8,399
Deferred sign-on and hook-up fee revenue	**24,271**	29,890
Other taxes	**6,295**	13,223
Provision for contingencies	**57,174**	52,861
Other payables and accrued expenses	**11,562**	15,939
Total long-term liabilities	**454,963**	533,367
Total liabilities	**820,204**	967,278
Commitments and contingencies		
Advances for future capital	**186,995**	131,154
Stockholders' equity		
Preferred stock, no par value shares authorized, issued and outstanding (2002 - 159,936,142)	**1,272,508**	1,272,508
Common stock, no par value, issued and outstanding (2002 - 121,189,144)	**652,455**	652,455
Additional paid-in capital	**10,357**	10,357
Unpaid capital (Subscription Receivable)	**(12,183)**	(12,777)
Accumulated deficit	**(1,852,554)**	(1,345,624)
Accumulated other comprehensive loss	**(224,021)**	(249,545)
Total stockholders´ equity (deficit)	**(153,438)**	327,374
Total liabilities and stockholders´ equity	US$ **853,761**	US$ 1,425,806

Net Serviços de Comunicação S.A.

Condensed Consolidated Statements of Cash Flows (Unaudited)(In thousands of United States dollars)

Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Subscriptions	US$ 121,521	131,164	US$ 247,834	272,870
Sign-on and hook-up fee revenues	2,458	4,457	5,829	12,967
Telecommunication service revenue	5,171	6,749	10,718	13,420
Other services	5,732	6,011	14,957	14,590
	134,882	148,381	279,338	313,847
Taxes and other deductions from revenues	(23,192)	(24,158)	(47,518)	(50,008)
Net operating revenue	111,690	124,223	231,820	263,839
Programming and other direct operating costs	(65,130)	(65,241)	(131,038)	(137,624)
Selling, general and administrative expenses	(18,877)	(31,558)	(39,595)	(64,352)
Depreciation and amortization	(23,382)	(56,434)	(47,970)	(123,679)
Nonrecurring severance charges	-	(3,907)	-	(3,907)
Other	(505)	(142)	(2,650)	(67)
Operating costs and expenses	(107,894)	(157,282)	(221,253)	(329,629)
Operating income (loss)	3,796	(33,059)	10,567	(65,790)
Other income (expenses):				
Monetary indexation, net	(12,946)	(11,493)	(14,756)	(22,199)
Gain (loss) on exchange rate, net	(67,346)	(26,404)	(66,294)	(65,477)
Financial expenses	(42,278)	(22,582)	(73,346)	(57,007)
Financial income	5,159	2,676	6,788	6,709
Other	1,005	(534)	996	(607)
Total other expenses	(116,406)	(58,337)	(146,612)	(138,581)
Loss before equity in results of investees and minority interests	(112,610)	(91,396)	(136,045)	(204,371)
Equity gain in results of investees	170	74	381	99
Loss before income taxes and cumulative effect accounting change	(112,440)	(91,322)	(135,664)	(204,272)
Income tax (expense) benefit	(3,104)	88	(3,533)	730
Loss before cumulative effect of accounting change	(115,544)	(91,234)	(139,197)	(203,542)
Cumulative effect of accounting change	-	-	(367,733)	-
Net Loss applicable to shares	US$ (115,544)	US$ (91,234)	US$ (506,930)	US$ (203,542)
Basic and diluted loss per share before cumulative effect of accounting change	US$ (0.41)	(0.32)	US$ (0.50)	(0.73)
Cumulative effect of accounting change	US$ -	-	US$ (1.30)	-
Net loss per share	US$ (0.41)	(0.32)	US$ (1.80)	(0.73)
Weighted average number of shares of common and preferred shares outstanding	281,125,286	281,119,540	281,125,286	280,439,046

Net Serviços de Comunicação S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS (Expressed in thousands of United States dollars, except number of shares)

Net Serviços de Comunicação S.A.

Notes to Condensed Consolidated Financial Statements (Unaudited)

In thousands of United States dollars, unless otherwise stated)

1 - The Company and its principal operations

Nature of Business

The Company and its subsidiaries referred to as “Net Serviços” or “The Company” provide cable television, high-speed Internet access and data transmission services in 67 cities in Brazil, including major state capitals, distributing video programming to approximately 1.4 million subscribers as of June 30, 2002.

There has been no significant changes in Company’s operations during the six-month period ended June 30,2002.

As more-fully described in the Note 17 Subsequent Events, the Company is completing, in the subsequent period, its recapitalization plan of R$ 1.195 ( US$ 398,8 at the exchange rate in force at the date of the receipt of the proceeds ), as well as important renegotions of its short-term debt maturities.

The devaluation of the Brazilian real in relation to the U.S. dollar, which declined in value by 23% in the six month period ended June 30, 2002 had a significant effect on the Company’s financial position as the Company has substantial cash obligations denominated is US Dollars. The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.3204:US$1.00 at December 31, 2001 and R$2.8444:US$1.00 at June 30, 2002. At August 14, 2002 the exchange rate was R$3.1965:US$1.00.

At June 21, 2002 Net Serviços de Comunicação has joined Bovepa’s Special Corporate Governance Level 2 , migrating from Level 1 and becoming one of the first companies to adopt stricter disclosure rules regarding the relationship with the capital market. In addition to complying with all of Bovespa’s Corporate Governance Listing Rules for Level 2, Net also decided to improve its differentiation by anticipating the next steps. Among other measures, Net has adopted tag-along rights to all issued shares, where, in case of sale of the Company’s controlling stake, the same rights granted to the controlling group will be extended to the remaining shareholders, including holders of preferred shares.

Accounting for goodwill

In July 2001, the Financial Accounting Standards Board – FASB issued Statements of Financial Accounting Standards (“SFAS”) 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets”, which became effective for the Company beginning January 1, 2002 and changes the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the second step measurement test for its four reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate unit consistent with its operating segments. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The fair value of the reporting units was determined based on the Company’s business plans and validated based on a report from external independent specialists.

1 - The Company and its principal operations -- Continued

Accounting for goodwill -- Continued

Upon adoption of FAS 142, the Company recorded a one-time, non-cash charge of US$357 million for Net Sul and US$11 million for Vicom to reduce the carrying values of the goodwill associated with these acquisitions. Such impairment charge is non operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations for the six-month period ended June 30, 2002.

Although management had estimated that the impairment loss would range from US$ 200 million to US$ 240 million, the external appraisal report recommended the use of a higher discounting rate and more conservative multiples, resulting in a higher than expected impairment charge. For additional discussion on the impact of adopting FAS 142, see Note 6.

2- Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included. The results of the six-month period ended June 30, 2002 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2001. Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3 - Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2001.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the six-month period ended June, 2002 and 2001 amounted to US$ 7,289 and US$ 9,473, respectively.

4- Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years starting after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company plans to adopt this statement on January 1, 2003, and does not anticipate that this statement will affect results from operation or financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for fiscal years beginning after December 15, 2001. This standard supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provision relating to the disposal of a segment of a business of Accounting Principles Board Opinion no. 30” and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 provides guidance on differentiating between assets held and used and assets to be disposed of. Assets to be disposed of would be classified as held for sale (and depreciation would cease) when management, having the authority to approve the action, commits to a plan to sell the asset(s) meeting all required criteria. The Company adopted the provisions of this pronouncement as of January 1, 2002. Application of the provisions of SFAS no. 144 did not impact the Company’s financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No.145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and related amendment, to require that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Opinion 30 and rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. The Statement also amends SFAS No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Statement is effective for financial statements issued on or after May 15, 2002. Application of SFAS 145 dif not impact the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Cost Associated with Exit and Disposal Activities, which nullifies EITF Issue No. 94-3, “Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the time a plan is approved by management (commitment date), and establishes that such liabilities be recognized at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company plans to adopt this statement effective January 1, 2003.

5 - Investments and advances to equity investees

The carrying value of the Company principal investments and advances to investees consists of the following:

The Company makes advances to equity investees under stockholders’ agreements whereby the Company is committed to finance its share of development of the investee’s operations. Periodically these advances may be capitalized by decision of the stockholders of the investee company. Allowances are made against those advances when necessary to provide for the Company’s share of the losses of such investees that exceed their paid-in capital.

The Company’s share of the results of equity investees and the expense resulting from allowances against advances to such investees are recorded in “Equity in results of investees” in the consolidated statement of operations, as follows:

5 - Investments and advances to equity investees - Continued

6 – Goodwill on acquisition of consolidated subsidiaries, net

As discussed in Note 1, in January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinitive useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 ( January 1, 2002) and annually thereafter.

6 – Goodwill on acquisition of consolidated subsidiaries, net -- Continued

A Summary of changes in the Company’s goodwill during the quarter, and total assets at June 30,2002, by business units is as follows:

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The one-time impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

The 2001 results on a historical basis do not reflect the provisions of SFAS 142. Had the Company adopted FAS 142 on January 1, 2001, the historical net loss and basic and diluted loss per share would have been changed to the adjusted amounts indicated below:

7 - Property and equipment, net

In the light of the recent upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broad band internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management, based on an external independent-study, decided to change the estimated economic useful lives of specified asset categories, as of January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

The impact of this change in accounting practice on the condensed consolidated financial statements of the period ended June 30, 2002 is a decrease on depreciation charges resulting in a reduction of Company’s net loss of US$ 9,031 ($0.03 per share).

7 - Property and equipment, net -- Continued

Property and equipment consisted of:

8 - Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, stockholders and with companies related to its stockholders.

Capital advances represent funds advanced by Distel Holding S.A. that subject to certain conditions may be converted into common and preferred shares. Distel Holding S.A. has indicated that advances will be converted into capital. See Note 17, Subsequent Events. The capital advances are temporarily subject to interest in the mean time before converted into capital.

The Companys’s program guide is produced by Editora Globo S.A. a publishing company related to Globo Comunicações e Participações S.A. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from other related and non-related parties pursuant to a distribution agreement. A large part of the Company’s programming is acquired from Globosat Comunicações Ltda. a company related to Globo Group. Globosat produces most of the Portuguese language content transmitted by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, Net Serviços de Comunicação Ltda. has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda, the Globo Group arm that distributes video content through its DBS systems. Liabilities to Net Brasil S.A., Globosat Comunicações Ltda. and Editora Globo S.A. are considered normal trading transactions and are classified under “Accounts payable to programmers” under current liabilities.

The amounts due to shareholders referred to as loans correspond to intercompany loans, which are subject to interest of 115% of the CDI (Brazilian Interbank Deposit Certificate).

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. All such transactions are made at normal market conditions. Quotations are obtained from other financial institutions on equal conditions.

8 - Related party transactions -- Continued

9 - Debt

(a) Short-term debt

9 – Debt – Continued

(b) Long-term

June 30, 2002		December 31, 2001
Globo Cabo U.S. dollar Senior Guaranteed Notes due in 2004 with interest due semi-annually at an annual rate of 12.625% including related taxes	US$	**97.692**	US$	97.692
Jonquil Ventures Ltd. Zero Coupon Guaranted Notes due July 2002, with annual interest of 12.54% due at the final maturity of the principal on July 15, 2002		**45.711**		45.711
Net Sul U.S. dollar Floating Rate Notes, with redemption options due in 2002 (US$ 32,000), 2003 (US$ 48,000) with a final maturity in October 31, 2005 and with interest due semi-annually at an annual rate of Libor plus 3.0% to 3.625%, including related taxes		**80.000**		80.000
U.S. dollar facilities from the International Finance Corporation, due in semi-annual installments from 2000 to 2004 with annual interest between 2.75% to 3% over LIBOR		**29.346**		47.011
Brazilian reais facilities from the BNDES due in monthly installments from 1998 to 2003 with annual interest between 3.5% to 4.3% over the indexation at the TJLP domestic index		**15.781**		29.811
Proceeds from sale of future receivables to Cable S.A.		**9.733**		38.786
U.S. dollar denominated bank borrowings Trade financing due in installments from 2001 to 2002 with annual interest between 10% and 6.5%.		**3.528**		4.969
Brazilian reais denominated Convertible Debentures due in 2006 with interest due annually at an annual interest rate of 12% over the indexation at the IGP-M domestic index		**129.144**		155.405
Brazilian reais denominated non - convertible Debentures due in 2003 with interest due semi-annually at the Brazilian Interbank Deposit - CDI rate plus 1.05% per y		**68.605**		84.098
Others		**11.089**		14.670
Subtotal		**490.629**		598.153
Less current portion		**(135.946)**		(185.098)
Long-term debt	US$	**354.683**	US$	413.055

9 – Debt -- Continued

(b) Long-term debt – Continued

At June 2002 and December 2001, the Libor – London Interbank Offered Rate was 1.92% and 2.44% respectively per annum.

At June 2002 and December 2001, the TJLP index was 9.5% and 9.50% per annum, respectively, and in June 2002 and December, 2001, the IGP-M rate was 9.48% and 10.84%

At June 2002 and December 2001, the CDI (Brazilian Interbank Deposit) index was 18.496% and 17.29% per annum, respectively.

Long-term debt maturities are as follows:

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004. Interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços de Comunicação and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A.. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Serviços de Comunicação’s option, in whole but not in part at 100% of the principal amount plus accrued interest in the event of certain changes affecting the withholding tax treatment of the Notes. Each holder of the Notes was entitled to require that Net Serviços de Comunicação S.A redeem the Notes at a redemption price of 101% of the principal amount on June 18, 2001, together with accrued interest to date.

On March 20, 2001, the Company announced a waiver solicitation to the holders of the Senior Guaranteed Notes, offering a waiver payment of US$ 7 per US$ 1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001.Holders of Senior Guaranteed Notes representing the principal amount of US$ 71,882 accepted the waiver payment, thereby agreeing to hold their notes until final maturity.

9 – Debt -- Continued

(i) Senior Guaranteed Notes -- Continued

In addition, holders representing the principal amount of US$ 25,810 did not accept the offer of a waiver payment, but nonetheless did not exercise their right on June 18, 2001. Accordingly, Senior Guaranteed Notes in the principal amount of US$ 97,692 will be held to maturity. The cost of the waiver payment amounted to US$ 503 and is being amortized to the period from the payment date to June 18, 2004. Senior Guaranteed Notes representing the principal amount of US$ 87,300 were redeemed on June 18, 2001. The Company’s wholly owned subsidiary Jonquil Ventures Ltd acquired and intends to hold to final maturity Senior Guaranteed Notes representing the principal amount of US$ 44,000 with the proceeds of a sale in the European market of US$ 52,000 aggregate principal amount of “Zero-coupon Guaranteed Notes” due July 2002.

The amount payable at the final maturity on June 18, 2004 includes a premium equal to 5% of the principal amount, which is being accrued by the Company.

Payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. Net Serviços de Comunicação S.A. and its subsidiary guarantors have agreed to pay such additional amounts, should a redemption be made prior to the above date. The Company paid withholding income taxes in the amount of US$ 5,168 related to the Notes redeemed on June 18, 2001. The Company reversed part of the accrual for withholding income taxes related to the Notes that will be held to final maturity and maintained the amount of US$ 5,008 related to the Notes acquired by its subsidiary Jonquil Ventures Ltd which is subject to further refinancing to final maturity on June 18, 2004.

(ii) Net Sul Floating Rate Notes

On October 31, 1997 Net Sul Comunicações S.A. (previously named Net Sul TV a Cabo e Participações Ltda.) issued US$ 80,000 in Floating Rate Notes, the U.S. 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the U.S. 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the U.S. 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year as from January 31, 1998. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by us and a substantial number of our subsidiaries.

Due to acquisition of Net Sul Comunicações S.A., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes in the amount of US$80,000, issued on October 28, 1997 by Net Sul Comunicações S.A. with final maturity in 2005. The Company renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

9 – Debt -- Continued

(iii) International Finance Corporation (IFC)

In October 1995, Net Serviços de Comunicação S.A, Net Rio S.A, Net São Paulo Ltda. and Net Brasília S.A, as well as Unicabo Participações e Comunicações S.A, then unconsolidated, borrowed as Assignees of Distel Holding S.A., an aggregate principal amount of US$ 90,700 pursuant to an agreement with the International Finance Corporation – IFC (IFC Facility) dated March 30, 1995. Under the IFC Facility, IFC provides loans to Distel Holding for the purpose of financing Distel Holding’s subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and member of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR, ending on October 15, 2004 and contains a variety of covenants.

At December 31, 2000 and June 30, 2001, the Company and certain of its affiliates were in violation of certain covenants of the IFC Investment Agreement, under which the debt to equity ratio, calculated on the basis of the Brazilian GAAP consolidated financial statements in currency of constant purchasing power, should not exceed 1.25 to 1. The ratios are 2.03 to 1 and 2.73 to 1, respectively.

The Company and its controlling shareholders Distel and Globopar have agreed with the IFC a series of amendments to the covenants contained in the IFC facility, in order to conform them to the terms of its other US dollars denominated indebtedness. The Company is in compliance with the amendatory letter dated October, 31, 2001 agreed, accepted and signed by Net Serviços de Comunicação S.A., Distel Holding S.A. and IFC.

(iv) Zero Coupon Guaranteed Notes

On June 15, 2001, our subsidiary Jonquil Ventures Ltd. sold in the European Market, US$52.0 million aggregate principal amount at maturity of zero-coupon notes due July 15, 2002. The zero-coupon notes are guaranteed by the Company.

(v) BNDES Loan

During 1997 and 1998 certain of Net Serviços de Comunicação’s subsidiaries obtained loan facilities pursuant to loan agreements with the BNDES (National Economic and Social Development Bank), to be used for expansion and upgrading of their cable networks. The BNDES facilities bear interest at the TJLP domestic index plus spreads varying from 3.5% to 4.3% per annum. The TJLP index is an annual rate, reset quarterly, based on BNDES’s funding cost comprising a basket of currencies.

The loan is guaranteed by Distel Holding, which has pledged 371,948,023 common shares of Net Serviços de Comunicação in favor of BNDES.

9 – Debt -- Continued

(vi) Cable S.A.

On June 11, 2001 the Company and its subsidiaries Net São Paulo Ltda and Net Rio S.A entered into financial transactions with a specific purpose company named Cable S.A. The proceeds from these transactions amount to US$ 52,063 and will be settled by means of exchanging future accounts receivable from subscribers over a 15-month period with a grace period of 3 months. The interests and other financial charges are being expensed based on the actual costs over the 15-month period. The notes are secured by the pledge of future receivables from subscribers. The agreement with Cable S.A include certain Covenants related to the performance of the Cable TV services, under which Net Serviços de Comunicação and its subsidiaries may be required to replace the subscriber credits not appropriately supported by a subscription service agreement or, in case the credits cease to exist, in result of termination of the service agreement with the subscriber or in case the credits are found not to be in accordance with the selection criteria as established by the agreement. Additionally certain other events associated with Net Serviços de Comunicação and its subsidiaries performance such as, increase of the churn-rate above 25% for two consecutive quarters, increase of the level of payment default by the subscribers and bad debt expenses greater than 5% of the subscription revenues may require Net Serviços de Comunicação to transfer additional subscriber credits to Cable S.A. Net Serviços de Comunicação and its subsidiaries also agreed to provide to Cable S.A timely information about the collection performance and overall quality of its accounts receivable and subscriber basis. The Company is in compliance with the covenants as agreed with Cable S.A.

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090,000 on that date), convertible into preferred shares maturing in December 2006.

Total debentures converted to date are 606, corresponding to 17.31% of total debentures issued.

As a result of negotiations in April 2001 to eliminate the floating asset pledge that previously had applied to these debentures, the Company paid an additional R$ 1,200 in respect of each debenture..

(viii) Non-Convertible Debentures due December 3, 2003

On February 07, 2001, the Company issued real – denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on that date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on that date). The costs of the issuance and distribution of the debentures amounting to US$ 1,196 were deferred and will be expensed up to December 3, 2003.

As a result of negotiations, in April 2001 to eliminate the floating assets pledge that previously had applied to these debentures, interest is due at CDI plus 1.05% per annum.

10 - Stockholder’s equity

Net Serviços de Comunicação’s authorized capital stock at June 30 , 2002 consisted of 568,900,000 shares of preferred stock and 431,100,000 shares of common stock, with no par value. At June 30, 2002, 159,936,142 preferred shares and 121,189,144 common shares had been issued and fully paid-up, and an additional 1,700,000 preferred shares issued under the Employee Stock Purchase Plan had only been partly paid.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At June 30, 2002, the Company’s local currency financial statements presented an accumulated deficit of US$ 139,205.

An agreement dated June 11, 2002 governs the relationship between the Net Serviços de Comunicação common stockholders. Such agreement provides that any common stockholder, who whishes to withdraw or transfer its common shares, must first offer them to the other common stockholders. Such transfer requires the approval of the Board of Directors, including the approval of one director appointed by Distel Holding S.A. and of one director appointed by another common stockholder. Upon board approval, such matters shall be submitted for the approval of the Stockholders’ General Meeting, for (i) issuance of new common shares in connection with a public or private offering, (ii) issuance of any debt security convertible into common shares and (iii) changes in , or rescissions to, concession contracts relating to Net Serviços de Comunicação’s operating subsidiaries as well as the transfer of the control of these subsidiaries to third parties. Under the agreement, the stockholders Bradesplan Participações S.A., Microsoft B.V. and BNDES Participações S.A., each have the right to appoint one member of the Board of Directors.

Under Brazilian Corporation Law, the Company and its subsidiaries are required to appropriate 5% of their annual local currency earnings, after absorbing accumulated losses, to a legal reserve, which will be restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned as from January 1, 1996.

11 - Tax

(a) Income Tax

Under Brazilian Tax Law, the Company and its subsidiaries are required to file individual tax returns. Taxes are paid monthly based on the actual or estimated monthly or quarterly taxable income. Monthly taxes paid are recorded as a prepaid asset together with a provision for income taxes. Prepaid taxes and income tax payable are presented net in the accompanying consolidated balance sheet. Income taxes in Brazil include Federal income tax and social contribution (which is an additional Federal income tax).

11 – Tax -- Continued

(a) Income Tax -- Continued

Due to legislation changes, the 1999 social contribution tax rate has increased from 8% to 12%, decreased from 12% to 9% for 2002, and further reduced to 8% for 2003. There are no state or local income taxes in Brazil.

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

11 – Tax -- Continued

(a) Income Tax -- Continued

The net deferred tax asset is comprised as follows:

(b) ICMS Tax

All the states in which Net Serviços de Comunicação subsidiaries operate with the exception of the State of Rio Grande do Sul adhered to Agreement No. 57/59 of the National Tax Policy Council (CONFAZ) of October 22, 1999, which authorized a reduction in the calculation basis of ICMS tax on subscription television services. Based on this Agreement, the rate of ICMS tax on sales and services in force as from January 1, 2001 is 10%.

(c) New Taxes on Company’s Services

As from January 2001, telecommunication companies are subject to FUST and FUNTEL, two new taxes computed over gross service revenues excluding canceled sales and other taxes over this same base at the rates of 1% and 0.5%, respectively. These taxes were created by Federal Laws in order to fund the development of telecommunications in Brazil.

12 - Commitments and contingencies

The Company and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, and have made provisions when management believes that it can reasonably estimate probable losses. Management believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings the Company has made judicial deposits, which will only be released upon a favorable judgment to the Company.

Provision for contingencies consist of:

12 - Commitments and contingencies - Continued

The Company and its operating subsidiaries are parties in approximately 1,340 labor claims arising in the normal course of business as part of employee turnover.

The civil proceedings represent discussions related to the standard subscription contract adopted by the operating subsidiaries and are mostly related to increases applied to the subscription fees.

The Company and its subsidiaries are questioning in court the payment of PIS and COFINS (social fund contributions) due on their revenues. Legal deposits have been made for the amounts of PIS and COFINS that otherwise would have been paid. The deposits amounted to some US$ 18,749 ( December 31, 2001 – US$ 39,786 ) at June 30, 2002 classified under “Other assets”, and the corresponding liability is classified under long-term liabilities – “Provision for contingencies”

The operating subsidiaries controlled by the Company are judicially challenging the taxation of their broadband Internet access services provided to subscribers through their cable network, as regulated by Anatel, pleading the recognition that such activity integrates the cable television service, and should be subjected to ICMS taxation and has the same benefit of cable subscription revenues. The Company is making legal deposits of the amounts being challenged and maintaining the respective provisions, which are also included in Provision for contingencies.

The Company’s operating subsidiaries are judicially challenging the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. The Company is judicially discussing this tax charge, based on its understanding that it presents various constitutional and legal irregularities. Based on the opinion of its external legal advisors, the Company is not recording provision for these taxes.

The State of Rio Grande do Sul is taxing ICMS on Company’s services at the rate of 12%. The Company is judicially challenging the taxation of its services in the State of Rio Grande do Sul and is making legal deposits in the amounts in the excess to the 7.5% tax rate, in effect in 2000, and in excess of the 10% tax rate, in effect as from January 1, 2001 requiring application of the provisions of the agreement No. 57/59 of the National Tax Policy Council (CONFAZ) which authorized a reduction in the calculation basis of ICMS tax on subscription television services.

13 – Supplemental financial income and financial expense information

The CPFM is a tax imposed at the rate of 0.38% upon the withdrawal of funds from any Brazilian account.

14– Guarantor subsidiaries – consolidating statements

The following condensed consolidating information, prepared in accordance with US GAAP, is presented in connection with the guarantee of the US$ 97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de Comunicação S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A ‘s consolidated subsidiaries, except for TVC & Telecomunicações Ltda. (Anápolis), Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo São Paulo S.A , Net Campinas S.A., Net Indaiatuba S.A., Net São Carlos S.A., Net Franca S.A., Jaguari Telecomunicações S.A., Vicom Ltda. and Net Sul Comunicações Ltda. and its subsidiaries and the guarantee of the US$ 80,000 Libor plus 3.75% to 4.25% Floating Rate Notes equal to three-month Libor as quoted on Display Page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de Comunicação S.A and are jointly and severally guaranteed by Net Sul subsidiary Guarantors. The condensed consolidated balance sheet at June 30, 2002 and December 31, 2001 and the condensed consolidated statements of operations and cash flows for the six-month period ended June 30, 2002 and June 30, 2001, are presented for (i) Net Serviços de Comunicação S.A , (ii) subsidiaries which are guarantors of the Senior Guaranteed Notes (all wholly-owned), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul), (iv) subsidiaries that are not guarantors and (v) elimination entries, for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments on subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de Comunicação S.A holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A.. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)".

June 30, 2002 and for the six-month period then ended

	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)
Statement of operations							
Net revenue	US$ -	US$ 107.638	US$ 24.366	US$ 21.003	US$ 77.101	US$ 1.712	US$ 231.820
Direct operating expenses	-	(60.786)	(11.779)	(12.256)	(44.509)	(1.708)	(131.038)
Selling, general and administrative expenses	(12.951)	(10.634)	(4.420)	(3.283)	(8.303)	(4)	(39.595)
Depreciation and amortization	(4.195)	(15.992)	(4.966)	(6.948)	(15.869)	-	(47.970)
Other, net	(2.017)	(670)	88	(194)	129	14	(2.650)
Exchange gains (losses), net	(41.930)	(13.715)	(16.571)	(3.441)	(5.393)	-	(81.050)
Financial expense	(54.850)	58.397	(5.108)	(1.241)	(24.433)	(46.111)	(73.346)
Financial income	70.254	(110.283)	127	97	482	46.111	6.788
Equity in results of							
. Consolidated subsidiaries	(93.895)	358.356	-		(269)	(264.192)	-
. Investees	381	-	-		-	-	381
Other, net	6	(13)	(19)	(49)	1.071	-	996
Income tax	-	75	(322)	(4)	(3.282)	-	(3.533)
Minority interest in results of consolidated	-	-	-	-	269	(269)	-
Cumulative effect of accounting chage	(367.733)	-	-	-	-	-	(367.733)
Loss for the perio	**US (506.930)**	**US 312.373**	**US (18.604)**	**US (6.316)**	**US (23.006)**	**US (264.447)**	**US$ (506.930)**
Statement of Cash Flows							
Net cash provided by operating activities	US$ 132.800	US$ (163.195)	US$ 3.135	US$ 28.212	US$ 34.888	-	US$ 35.840
Cash used in investing activities							
. Acquisition of property and equipment	(4.501)	(7.204)	(534)	(4.805)	(6.124)	-	(23.168)
. Acquisition of investments and advances	(23.892)	6.829	-	-	2	17.061	-
. Proceeds from sale of equipment	91	(6.684)	262	2.361	7.790	-	3.820
Net cash provided by financing activities							
Change in overdraft facilities, net							
. Short-term debt							
.. Issuances	12.758	(1.519)	-	-	1	-	11.240
.. Repayments	(14.197)	(31.463)	-	-	(8)	-	(45.668)
. Long-term debt							
.. Issuances	-	-	-	-	-	-	-
.. Repayments	(352)	(32.004)	(15)	(137)	(641)	-	(33.149)
. Related party loans							
.. Issuances	82.796	37.239	931	10.711	35.224	(107.874)	59.027
.. Repayments	(6.755)	(30.531)	(1.697)	(15.277)	(36.682)	90.813	(129)
Effect of exchange rate changes on cash and cash equivalents	(179.703)	230.378	(2.302)	(20.718)	(31.359)	-	(3.704)
Cash and cash equivalents - beginning of period	3.318	5.034	230	2.074	1.818	-	12.474
Cash and cash equivalents - end of period	**US 2.363**	**US 6.880**	**US 10**	**US 2.421**	**US 4.909**	**US -**	**US$ 16.583**

15– Segment information

With the acquisition of Vicom, the Company is providing telecommunication services, which is considered by management a different segment. At this stage, there are no intersegment revenues between Vicom and the Company´s Pay TV operators.

The following principal information about Pay TV and telecom segments is based upon information used by the Company to assess the performance of the operating segments and decide on the allocation of resources.

16– Financial instruments

Fair value estimates are made at a specific date, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying value of the Company’s financial instruments approximates fair value at June 30, 2002 with the flowing exceptions:

16– Financial instruments -- Continued

In order to implement the strategy to protect the Company against the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, Net Serviços de Comunicação has entered into short-term forward interest and foreign exchange swaps contracts, with nominal value of US$ 56,730. The fair values of swap agreements are recognized in the financial statements. The effects in the statements of operations for the three-month period ended June 30, 2002 was a gain of approximately US$ 2,002 recorded as foreign exchange losses, net.

17 – Subsequent events

I – The Proposed Recapitalization

The proposed recapitalization is being effected pursuant to an agreement called the Prototocol of Recapitalization, which was signed on April 10, 2002 by our controlling shareholders, the company and Net Brasil S.A. as an intervening consenting party. The protocol was subsequentely amended on June 14, 2002 to include the condition that the controlling shareholders would guarantee a minimum capitalization of R$ 1 Billion, regardless of the market demand arising due to the equity public offering. The second amendment also established that the proposed R$ 1 Billion, recapitalization is subject to achieving satisfactory levels of commitments to restructure and extend the maturities of the Company’s debt. On July 15, 2002 the controlling shareholders considered the commitment levels satisfactory, thus complying with the pre-conditions to move forward with the Company recapitalization.

On July 23, 2002 the Company’s board approved the public offering and the increase in the Company’s capital stock, within the limits of authorized capital, as established in the company charter. The board meeting approved the issue of 800,000,000 shares, being 389,000,000 ordinary shares and 411,000,000 preferred shares. All shares issued are nominative with no nominal value.

The board meeting also allowed an additional increase in the Company’s capital stock of 120,000,000 preferred shares to fulfill eventual excess demand during the public offering. The total number of shares issued during the public offering can be increased or decreased by up to 42,100,000 ordinary shares and up to 37,900,000 preferred shares, as long as the increase in the capital stock of the company reaches a minimum of R$ 1 Billion.

On July 31, 2002 the board members established that the public offering issue price would be fixed following the conclusion of the book building procedure. The price would take into account the quotes of the preferred shares in the secondary market, allowing for a surplus or a deficit over the weighted average price. The board also called for a Shareholder General Meeting to approve the increase on the limit of capital stock to R$ 5,000,000.

17 – Subsequent events

I – The Proposed Recapitalization -- Continued

On August 05, 2002 the Board fixed the issue price at R$ 0.70 per preferred share. The price for the ordinary shares, due to the lack of liquidity, followed the indication of the preferred shares and was also fixed at R$ 0.70 per ordinary share. The board meeting approved the increase of R$597,496 in capital stock, by the public subscription of 431,100,000 ordinary shares and 422,465,372 preferred shares, all of them nominative with no nominal value. The total amount was incorporated to the capital stock of the Company by the subscription of shares taking into consideration as payment Cash, delivery of 2nd Issue debentures, Advances for Future Increases in Capital and Other Loans.

The board meeting called for a Shareholder General Meeting to take place on August 16, 2002, to authorize the increase in authorized capital to fulfill the commitments of the controlling shareholders as determined in the Protocol of Recapitalization.

On August 9, 2002 the Board approved the integral subscription of the Company Capital increase as previously approved in the August, 05 2002 meeting. The company approved the total capital increase of R$ 662,661, by the issuance of 431,100,000 ordinary shares and 422,465,372 preferred shares due to the public offering and 93,093,050 preferred shared due to the conversion of 498 debentures from the 2nd public issue. The company capital stock increased to R$ 2,187,900, which can be broken down into 552,289,144 ordinary shares and 675,494,564 preferred shares.

The table below demonstrates a summary of the capitalization and a pro-forma statement of Changes in Stockholders Equity, which reflects the increase in the capital stock after taking into account the public offering, the private offering and the debentures conversion. The table does not take into account operating results after June 30, 2002.

a) Capitalization

17 – Subsequent events

b) Pro Forma Stockholders’ Equity

II – The Debt Restructuring

The company concluded the Debt Restructuring renegotiation aiming at the extension of maturity of certain debt obligations existing as of June 30, 2002 whose principal amount consisted of:

(i) trade financing agreements, in an aggregate amount of US$41.3 million;

(ii) bank loans related to funds raised abroad, in an aggregate amount of US$30.0 million;

(iii) working capital financing in an aggregate amount of US$16.9 million;

(iv) non-convertible debentures, in an aggregate amount of US$68.6 million;

(v) floating rate notes issued by Net Sul Comunicacoes S.A., in an aggregate amount of US$80.0 million.

Banc of America Securities LLC — New York and Bank of America — Brasil S.A., institutions hired by us to act as our financial advisors in relation to the Debt Restructuring, have been negotiating with our main creditors and continue to try to bring in other creditors to participate in the Debt

17 – Subsequent events

Restructuring. As of August 05, 2002 certain of our creditors have agreed in principle to the Debt Restructuring and as a result 92.9% of the total amount of our debt outstanding due at 2002 and 2003 were renegotiated and are now subject to the following special conditions:

II – The Debt Restructuring -- Continued

The main terms and conditions of the Debt Restructuring, as applicable to all the tranches of our indebtedness described above, are the following:

- Mandatory prepayment. In the event that the equity raised in the Proposed Recapitalization and the Offering exceeds the sum of R$1.36 billion (US$478.1 million; translated from reais at the exchange rate in effect at June 30, 2002 of R$2.8444=US$1.00), and any adjustments to any advances made by the shareholder signatories to the Protocol of Recapitalization in the form of AFACs, 50% of such excess will be allocated to the pro rata prepayment of the debt subject to the Debt Restructuring;

- Non-mandatory prepayment. We will have the right to pre-pay our debt or to redeem the debt securities issued by us or by any of our controlled companies, at any time during the term of the respective agreements;

- Guarantees. We have granted the following security for the benefit of the creditors participating in the Debt Restructuring: (i) pledge of accounts receivable that we are or will become entitled to receive in connection with 295,000 cable television subscribers of two of our operating subsidiaries, Net Rio S.A. and Net São Paulo Ltda., and (ii) pledge of the assets of the broadcasting network owned by us and by our subsidiaries, including a total of 35,187 kilometers of cable (“Cable Network”). The pledge of our Cable Network will be granted pro rata to our creditors participating in the Debt Restructuring, provided that we obtain the approval from (i) the holders of our senior guaranteed notes and (ii) the IFC, so that this guarantee can be granted, pro rata, to our future creditors (subject to the financial ratios below). In the event that the encumbrance on our Cable Network were to interfere with any transaction entered into for the purpose of leveraging our Cable Network, such as the incorporation of companies or consortiums to exploit the infrastructure or a sale-leaseback transaction, the creditors would receive as a guarantee the pledge of the assets undertaken by us as part of the respective transaction, such as the shares issued by the companies that own the Cable Network corresponding to the same value. If the holders of our senior guaranteed notes and/or the IFC do not grant such approval, we would grant the pledge of our Cable Network after (i) the payment of the senior guaranteed notes and of the IFC facility, whichever occurs later (in the event that both the noteholders and the IFC do not grant the approval) or (ii) the payment of the senior guaranteed notes or the IFC facility, as the case may be (if only one party does not grant the approval);

- Acceleration of the Maturity Date in the Event of Change of Control. A transfer of control will only be deemed to occur if the signatories to the shareholders’ agreement, as amended, or their affiliates and respective successors cease to own, in the aggregate directly or indirectly, at least 50% of our common shares. Such a transfer of control event will trigger acceleration of maturity under certain of the debt instruments subject to the Debt Restructuring;

- Transfer of Equity Interest in Subsidiaries. The Company is not permitted to transfer the equity interest it holds in its subsidiaries, other than those subsidiaries that are in default or do not conform to the business and strategic plans of the Company;

- Grant of Pledges of Assets. We may only grant a pledge of our assets to third parties if we extend such pledge, pro rata, to all the creditors participating in the Debt Restructuring;

III. Liquidation of Dollar Denominated Debt

On July 12, 2002, Jonquil Ventures Limited, a total controlled subsidiary, paid off in full the “Zero Coupon Guaranteed Notes” in the total amount of US$ 52,000. The company borrowed the necessary funds from its main shareholders in order to comply with this commitment.